

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2012

Via E-mail
Mr. James T. O'Neil, Jr.
Chief Executive Officer and Director
Gryphon Gold Corporation
611 N. Nevada Street
Carson City, Nevada 89703

> **Re:** **Gryphon Gold Corporation**
> **Registration Statement on Form S-1**
> **Filed July 17, 2012**
> **File No. 333-182725**

Dear Mr. O'Neil:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you have a pending confidential treatment request. Please note that comments on the confidential treatment request must be cleared prior to requesting effectiveness of the Form S-1.

Part II
Item 17 – Undertakings, page II-6

2. We note that you intend to rely on Rule 415 to conduct this offering. Please revise your registration statement to provide all of the undertakings required by Item 512 of Regulation S-K for your offering.

Exhibits

3. Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K.

Form 10-K for Fiscal Year Ended March 31, 2012

Management's Report on Internal Control over Financial Reporting, page 72

4. We note your disclosure that you used a "framework developed by the Company's management pursuant to and in compliance with the SEC's *Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934*, Release No. 33-8810." This does not appear to be a suitable framework under Exchange Act Rules 13a-15 and 15d-15. Please amend your Form 10-K to provide the disclosure required by Item 307 and 308 of Regulation S-K using a suitable framework, such as that outlined by the Committee of Sponsoring Organizations of the Treadway Commission.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shaz Niazi at (202) 551-3121 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director